Dominion Diamond Corporation reports Fiscal 2016
Second Quarter Results

YELLOWKNIFE, CANADA (September 10, 2015) – Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) reports second fiscal quarter of 2016 (May through July) financial results. Unless otherwise indicated, all financial information is presented in U.S. dollars.

Highlights
(in millions of US dollars except	Three months	Three months	Six months	Six months
earnings per share and where	ended Jul 31,	ended Jul 31,	ended Jul 31,	ended Jul 31,
otherwise noted)	2015	2014	2015	2014

Sales	209.7	277.3	397.4	452.8
Gross Margin	19.9	56.1	42.9	93.9
Operating Profit	4.8	46.5	19.0	77.2
Profit (loss) before income taxes	(2.8)	38.2	3.8	58.4
EBITDA(1)	60.4	109.6	121.2	179.2
Free Cash Flow(1)	22.9	55.6	(70.7)	27.2
Earnings (loss) per share (“EPS”)	(0.21)	0.31	(0.12)	0.48

1 These are non-IFRS measures. See “Non-IFRS Measures” below for additional information.

Dividend

•	On September 10, 2015, the Board of Directors declared an interim dividend of $0.20 per share to be paid in full on November 5, 2015, to shareholders of record at the close of business on October 13, 2015. The dividend will be an eligible dividend for Canadian income tax purposes.

Cash Flow, Balance Sheet and Earnings

•	Positive free cash flow generated in the quarter of $22.9 million due to strong operating cash flow of $52.8 million from which capital expenditures of $29.9 million were funded.
•	Total cash resources of $380.7 million and undrawn availability of $210 million under its corporate revolving credit facility.
•	EPS was negatively impacted by:

o	A foreign exchange impact on income tax expense of ($0.23) per share.
o	The sale of carats from pre-commercial production from Misery Northeast was not included in gross margin, resulting in a loss of gross margin equivalent to ($0.04) per share after tax.
o	A one-time after-tax charge equivalent to ($0.08) per share incurred in connection with the departure of Mr. Gannicott as CEO in the second quarter.

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Production and Development

•

The changes to the processing plant implemented as part of the diamond liberation initiative to optimize diamond recovery at the Ekati Diamond Mine in July 2015 have continued to show promising test results.

•	The operational challenges experienced at the Ekati Diamond Mine process plant in Q1 fiscal 2016, which impacted margins in Q2, have been successfully resolved.
•	Ore mined from Koala Underground and Koala North exceeded plan for the period and the shortfall of underground ore feed caused by the conveyor belt failure in Q4 fiscal 2015 has been made up.
•	Sable preliminary economic assessment has been completed, with positive results, and has been approved by the Company. Pre-feasibility work on the development of the Sable pipe continues.
•	Misery Main pipe is still on track for first production in Q1 fiscal 2017.
•	First production from the Pigeon pipe is expected in early Q4 fiscal 2016.
•	A21 development continues on plan.

Commenting on the results, Brendan Bell, Chief Executive Officer stated: “The Company’s operations are on track and once again performing well. We have overcome the production challenges experienced earlier in the year and look forward to improved performance as we move through the second half of this transitional year at Ekati. We continue to focus on driving operational efficiencies as well as creating additional value from a range of exciting current and future projects. These include bringing Misery Main into production next year, the ongoing work to increase diamond liberation and recovery at Ekati, announcing the results of a Preliminary Economic Assessment for the Sable pipe, and the continuation of the permitting and feasibility-level engineering of the Jay Pipe. In the second quarter we generated positive free cash flow and expect this to continue for the second half of the year. We are also pleased to confirm that we will be paying our interim dividend of $0.20 per share in November.”

Diamond market

•

Demand for rough and polished diamonds remains quiet on the back of subdued demand for diamond jewellery from Asia. The third calendar quarter is traditionally a slower time for the rough market in advance of the Diwali holiday manufacturing shutdown in India and while the polished market prepares for important end of year consumer demand for diamond jewellery in the major consumer markets.

•

As a response to softer demand from Chinese retailers, largely for the middle size range of polished diamonds, the Company lowered prices during its latest sale in August. This has brought fiscal year-to-date average prices down by approximately 5%, in line with market prices.

Margins and Earnings

•	Consolidated gross margin of $19.9 million and gross margin percentage of 9.5% ($56.1 million and 20.2% in Q2 fiscal 2015) were negatively impacted by:

o

The sale of carats produced from the Misery Northeast pipe during the pre-commercial production period was offset against production costs and not included in earnings, resulting in a loss of gross margin of $4.2 million or ($0.04) per share after-tax.

o	The expected and previously disclosed transition in fiscal 2016 from higher to lower value production at the Ekati Diamond Mine until Misery Main comes on stream in fiscal 2017.
o	The processing challenges experienced in Q1 fiscal 2016 at the Ekati Diamond Mine.

•	Loss before income taxes of $2.8 million for the quarter (Q2 2015 – profit before income tax of $38.2 million), and consolidated net loss attributable to shareholders of $17.6 million or $0.21 per share for the quarter (Q2 2015 – consolidated profit attributable to shareholders of $26.6 million or $0.31 per share). The current quarter was impacted by:

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o	A $9.8 million one-time charge or ($0.08) per share after-tax incurred in connection with the departure of Mr. Gannicott as CEO in the second quarter.
o	The foreign exchange impact on income tax expense resulting in an income tax expense of $19.9 million or ($0.23) per share of which $11.1 million was non-cash.

Working Capital

•

On July 31, 2015, the Government of the Northwest Territories (GNWT) completed its review of the Ekati Diamond Mine’s security previously posted under the environmental agreements which resulted in a CDN $23 million reduction in the required cash-backed letters of credit. The amendments made to the letters of credit were received by the GNWT on August 17, 2015, and accordingly CDN $23 million of restricted cash was returned to the Company on that date.

•

Subsequent to quarter end, the Company has posted cash-backed letters of credit in the amount of CDN $61 million to the Government of Northwest Territories as security for the reclamation obligations for the Diavik Diamond Mine. The full amount of cash supporting these letters of credit will be classified as restricted.

Guidance

			Depreciation &	Development
Full Year Guidance[1]	Cash Costs of		Amortization in	Capital	Sustaining
(in millions of US dollars)[2]	Production[3]	Cost of Sales	Cost of Sales	Expenditures	Capital
Ekati Diamond Mine (100%)	330	435	120	129	38
Diavik Diamond Mine (40%)	122	190	70	20	22

1 The guidance provided in the table above for the Diavik Diamond Mine and the Ekati Diamond Mine are for the calendar year ending December 31, 2015, and the fiscal year ending January 31, 2016, respectively.
2 Assuming an average Canadian/US dollar exchange rate of 1.30.
3 The term cash costs of production does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” below for additional information.

See “Caution Regarding Forward-Looking Information” in the Company’s Second Quarter Management’s Discussion and Analysis for additional information with respect to guidance on projected capital expenditure requirements, expected cost of sales, depreciation & amortization and cash costs of production for the Diavik Diamond Mine and Ekati Diamond Mine.

Non-IFRS Measures
The terms EBITDA, EBITDA margin, free cash flow and cash cost of production do not have standardized meanings according to International Financial Reporting Standards. See “Non-IFRS Measures” in the Company’s Second Quarter Management’s Discussion and Analysis for additional information.

Conference Call and Webcast
Beginning at 8:30AM (ET) on Friday, September 11, the Company will host a conference call for analysts, investors and other interested parties. Listeners may access a live broadcast of the conference call on the Company's web site at www.ddcorp.ca or by dialing 866-855-4460 within North America or 704-908-0470 from international locations and entering passcode 11295440.

An online archive of the broadcast will be available by accessing the Company's web site at www.ddcorp.ca. A telephone replay of the call will be available two hours after the call through 11:00PM (ET), Friday, September 25, 2015, by dialing 855-859-2056 within North America or 404-537-3406 from international locations and entering passcode 11295440.

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About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines. Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional reserves and resources, and also owns 40% of the Diavik Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world’s third largest producer of rough diamonds by value.

For more information, please visit www.ddcorp.ca

Mr. Richard Chetwode, Vice President, Corporate Development – +44 (0) 7720-970-762 or rchetwode@ddcorp.ca

Ms. Kelley Stamm, Manager, Investor Relations – (416) 205-4380 or kstamm@ddcorp.ca

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